Endeavour
SILVER

Annual General Meeting of Shareholders

NOTICE OF MEETING AND INFORMATION CIRCULAR

ENDEAVOUR SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 12, 2022

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of Endeavour Silver Corp. (the "Company") will be held at 10:00 a.m. (Vancouver time) at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Thursday, May 12, 2022 for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the year ended December 31, 2021 with auditor's report thereon;

2. To fix the number of directors at eight and elect eight directors for the ensuing year;

3. To appoint the auditor for the ensuing year and authorize the directors to fix the auditor's remuneration; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular ("Information Circular").

The Company is using the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy.  Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting.  The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.  The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

The Information Circular and other Meeting materials will be available on the Company's website at www.edrsilver.com as of March 31, 2022 and will remain on the website for one full year thereafter.  Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775, or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of March 31, 2022.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 1

Only shareholders of record at the close of business on March 21, 2022 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.  Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 10, 2022 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 24th day of March, 2022.

BY ORDER OF THE BOARD

"Daniel Dickson"

DANIEL DICKSON

Director and CEO

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 2

ENDEAVOUR SILVER CORP.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders ("shareholders") of Common shares ("Common Shares") of Endeavour Silver Corp. (the "Company") by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of the shareholders to be held at 10:00 a.m. (Vancouver time) on Thursday, May 12, 2022 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated.  The daily rate of exchange on March 24, 2022 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$1.2545 (Cdn$1.00 equals U.S.$0.7971).

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders.  A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person's name in the blank space provided in the Proxy form or by completing another form of proxy.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 10, 2022 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions ("Notice and Access") under National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators ("CSA") for the delivery of the Information Circular to its shareholders for the Meeting.  The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy.  The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company's proxy-related materials.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 3

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an Intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs".  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification).  Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward proxy-related materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under "Solicitation of Proxies".

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 4

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a) received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder's Proxy form will be voted or withheld from voting in accordance with the shareholder's instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder's votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  As at the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company ("Common Shares") carry voting rights at the Meeting with each Common Share carrying the right to one vote.  The Board of Directors of the Company (the "Board of Directors" or "Board") has fixed March 21, 2022 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting.  As of the Record Date, 170,817,507 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares as at the Record Date.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 5

VOTES NECESSARY TO PASS RESOLUTIONS

The Company's articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting.  A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Professional Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The Company currently has nine directors, including Geoffrey A. Handley who will not be seeking re-election.  At the Meeting, shareholders of the Company will, therefore be asked to fix the number of directors at eight and to elect eight directors.

The persons named below are the eight nominees of management for election as directors, all of whom are current directors of the Company.  Each director elected will hold office until the next annual general meeting or until a successor is elected or appointed.  It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder's proxy form that the shareholder's shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held; present principal occupation, business or employment (and, in the case of Daniel Dickson and Amy Jacobsen who are nominated for election at a shareholders' meeting of the Company for the first time, also their principal occupation and employment for the last five years); the period served as a director; and nominee's advice on the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.  Further background information on the directors is set out in Appendix B to this Information Circular.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 6

Name, place of residence and position with the Company	Present principal occupation, business or employment	Period served as director	Common Shares beneficially owned or controlled

MARGARET M. BECK(1)(3) Arizona, U.S.A. Director	Corporate Director	Since May 7, 2019	Nil

RICARDO M. CAMPOY(1)(2) New York, U.S.A. Director	Senior Advisor, Capstone Partners; Corporate Director	Since July 9, 2010	4,000

BRADFORD J. COOKE British Columbia, Canada Director and Executive Chairman	Executive Chairman of the Company; CEO of the Company from 2003 to May 2021.	Since July 25, 2002	1,002,911

DANIEL DICKSON British Columbia, Canada Director and CEO	CEO of the Company since May 2021; CFO of the Company from February 2009 to May 2021	Since May 12, 2021	185,788

AMY JACOBSEN South Carolina, U.S.A. Director

President of Windward Consulting LLC since April 2007; Director and Chair of Behre Dolbear Group Inc. from October 2015 to July 2019; Corporate Treasurer of Behre Dolbear Group Inc. from July 2019 to March 2022

		Since January 3, 2022	Nil

REX J. MCLENNAN(1)(3)(4) British Columbia, Canada Director	Corporate Director	Since June 12 2007	Nil

KENNETH PICKERING (1)(2)(4) British Columbia, Canada Director	Corporate Director	Since August 20, 2012	5,000

MARIO D. SZOTLENDER(2)(3)(4) Caracas, Venezuela Director	Corporate Director	Since July 25, 2002	173,600

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Sustainability Committee.

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Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 11, 2013, subject to shareholder approval which was obtained on May 22, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by April 12, 2022.  The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections.  Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board.  The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.  Further to Toronto Stock Exchange ("TSX") rules, the Board shall accept such director's resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant.  Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to the resignation.  The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.  Following the Board's decision, the Company will promptly issue a press release disclosing the Board's determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board.  If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director's successor is duly elected, or the director's earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 8

Mario Szotlender is a director of Fortuna Silver Mines Inc. ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the BCSC on April 3, 2017 against the CEO and CFO of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016.  Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission.  On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Ricardo Campoy was Chairman and a director of General Moly, Inc. ("General Moly") and held such positions on November 20, 2020 when the Ontario Securities Commission issued a cease trade order ("CTO") in respect of the securities of General Moly as a result of General Moly's failure to file by the filing deadline its interim financial statements for the quarter ended September 30, 2020, the related management's discussion and analysis, and the required related certifications. The CTO remains applicable in all jurisdictions in Canada in which General Moly is a reporting issuer with certain exemptions for beneficial holders of General Moly's securities. General Moly announced on October 1, 2020 that NYSE American had suspended the trading of General Moly's common stock.  The OTC Pink Open Market in the United States also halted trading in General Moly's common stock on November 17, 2020. The TSX delisted General Moly's common stock effective at the close of market on December 29, 2020.

Other than disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ricardo Campoy was Chairman and a director of General Moly and held such positions on November 18, 2020 when General Moly filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the "Bankruptcy Court"). General Moly announced on October 1, 2020 that NYSE American had suspended the trading of General Moly's common stock. The OTC Pink Open Market in the United States also halted trading in General Moly's common stock on November 17, 2020. The TSX delisted General Moly's common stock effective at the close of market on December 29, 2020. On March 31, 2021, General Moly announced that, on March 30, 2021, the Bankruptcy Court issued an order confirming General Moly's Chapter 11 plan of reorganization and that, under the plan of reorganization, General Moly's assets would be transferred to a new venture and the existing equity interests in General Moly would be cancelled. In connection with that order, Mr. Campoy resigned as a director of General Moly effective March 31, 2021.

No proposed director has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

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Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Margaret Beck was an alternate director of Samarco Mineração S.A's ("Samarco"), an entity in which BHP Billiton holds a 50% interest, when a dam failure occurred on November 5, 2015 at Samarco's iron ore operation in Minas Gerais, Brazil.  The Ministerio Público Federal of Brazil (Federal Prosecutors Office) has filed criminal charges before the Federal Court of Ponte Nova against BHP Billiton Brasil Ltda ("BHP Billiton Brasil") as well as eight current or former employees of BHP or BHP Billiton Brasil, including Ms. Beck.  On August 6, 2019 a habeas corpus petition filed on behalf of Ms. Beck was granted and the entire criminal case against her was dismissed. The Federal Prosecutors Office has appealed this decision and the appeal process is pending.

CORPORATE GOVERNANCE DISCLOSURE

The CSA's National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101.  Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) the Company's Chief Executive Officer ("CEO");

(b) the Company's Chief Financial Officer ("CFO");

(c) each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company's most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company's financial year ended December 31, 2021, the NEOs of the Company were Bradford J. Cooke (CEO until May 12, 2021), Daniel Dickson (CEO from May 12, 2021 and, prior thereto, CFO), Christine West (CFO from May 12, 2021), Donald Gray (Chief Operating Officer ("COO")), Nicholas Shakesby (Vice President, Operations ("VP Operations")), and Luis Castro (Vice President Exploration ("VP Exploration")).

Compensation Discussion and Analysis

General

The Company's executive compensation program is overseen by the Compensation Committee of the Board of Directors ("Compensation Committee").  In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company's executive compensation program is based on a pay-for-performance philosophy.  The executive compensation program is designed to attract, retain, encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are targeted within a 20% range of the 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company (see "Base Salary").

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For 2020, total direct compensation ("Total Direct Compensation") for each of the NEOs, as well as for executive officers as a whole, consisted of a Base Salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options and performance share units. The targeted Short Term Incentive Plan ("STIP") and Long Term Incentive compensation ("LTI") are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the benchmarked mining companies. Actual compensation is positioned above or below target as performance warrants.  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options and performance share units, thereby increasing the mutuality of interest between executive officers and shareholders.

No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Compensation Committee and the Board have considered the implications of risks associated with the Company's compensation policies and practices.  Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long term decision-making by the Company's executives. A number of business risks were assessed and considered, while significant items included:

  Achieving safety results and meeting environmental requirements
  Resource estimation and reserve determination
  Achievement of annual production and cost targets in balance with long-term development requirements at our operations
  Appropriate stewardship of the Company's financial position
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The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

  Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of safety, growth, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.
  Audit of key measurable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.
  Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.
  Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded by the issuance of options and performance share units. Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board's sole discretion. Our stock option and performance share unit plans limit the number of compensation shares that may be issued.
  Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2021 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.
  Time horizon of payments or realization of value: Short-term incentive awards for 2021 were made in March 2022, following the performance year. The long-term incentive program option awards vest over two years and have a five-year life.  The recipients of these awards realize an increase or decrease in value based on share price.  The long-term incentive performance share units vest, subject to performance criteria, three years after grant date.
  Restrictions on hedging and derivative trading: Company's executives are prohibited from engaging in hedging or derivative trading with our securities.

In support of our goal of aligning CEO and shareholder interests and discourage undue and excessive risk, in March 2016, the Board adopted a guideline of requiring the CEO of the Company to meet minimum share ownership requirements. The CEO share ownership guideline is to maintain the guideline amount at two times the CEO's annual base salary.  See also "Director Compensation - Retainer Fees" for minimum share ownership requirements adopted for non-employee directors of the Company.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.  The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  In 2013, the Compensation Committee initially retained Willis Towers Watson to provide independent analysis in order to support the Compensation Committee's process and analysis on executive and director compensation. Willis Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company's executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics.

In 2016 and 2020, the Compensation Committee retained Willis Tower Watson to review and update the 2013 analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer group established in 2013. In 2020, the benchmark group was updated to the current market and company circumstances while the target ranges previously established for base salary, STIP incentives and LTI incentives remained relatively unchanged.

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In 2020, the 15 companies in the benchmark group were:

Alexco Resource Corp. Argonaut Gold Inc. Aura Minerals Inc First Majestic Silver Corp. Fortuna Silver Mines Inc.	Gold Resource Corporation Great Panther Silver Ltd. Hecla Mining Ltd. Imperial Metals Corp. Jaguar Mining Inc.	Largo Resources Ltd. McEwen Mining Inc. Premier Gold Mines Limited Silvercorp Metals Inc. Wesdome Gold Mines Ltd.

Based on the 2016 market analysis, the NEOs' base salaries were positioned close to the 52nd percentile on average in 2016. In 2017, the NEOs' base salaries were re-aligned to Willis Tower Watson recommendations and there were no changes to December 31, 2020.  Based on the 2020 salary review, the 2021 NEOs' compensation was generally positioned within 10% of the targeted reference point of the 50th percentile.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management.  The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures.  The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year.  The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1. Target Eligible Bonus

2. Corporate and Department Percent Target Award Levels ("Percent Target Award Levels")

3. Individual Performance Factor

The award formula is as follows:

Short- term Incentive Award	=	Target Eligible Bonus	x	Percent Weighted Target Award	+	Individual Performance Weighted Factor

The Target Eligible Bonuses for the NEOs for the performance for the past, current and upcoming years are as follows:

Position	2020 Target Eligible Bonus (% of Base Salary)	2021 Target Eligible Bonus (% of Base Salary)	2021 Target Eligible Bonus (% of Base Salary)
CEO	85%	80%	80%
CFO	75%	75%	75%
COO	75%	75%	75%
VP Operations	55%	55%	55%
VP Exploration	60%	60%	60%

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The Percent Target Award Level is based on combined corporate and department goals for the Company.  The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target.  In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting.  In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting ("other corporate goals").  Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a weighted portion of corporate goals and specific individual goals on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: the individual's performance, department performance, and overall impact to the Company's results.

The specific corporate and department goals with corresponding weighting and achievement for 2021 were as follows:

CORPORATE GOALS	WEIGHTING	TARGET	ACHIEVEMENT
Health, Safety and Sustainability	7.5% 10.0%	Improve mine reportable incident rate No fatalities	15.0% 0.0%
	7.5%	Zero material discharges or harmful spills	7.5%
Production	10.0%	Produce 6.7 million silver equivalent oz(1)	20.0%
Development/Exploration	5.0% 5.0%	Meet development meter targets Replace silver equivalent resources at operations	0.0% 5.0%
	5.0%	Increase silver equivalent resources on greenfield projects	5.0%
	15.0%	Advance Terronera development on budget and timeline	15.0%
	10.0%	Significant acquisition / divestiture	10.0%
All-In Sustaining Cash Costs	5.0%	Less than $20.00 AIS(2) cost per ounce	5.0%
Financial	5.0%	Meet budgeted EBITDA(3) per share	5.0%
	10.0%	Complete Terronera financing	0.0%
Target Weighting	100%	Percent Target Award	87.5%

(1) Silver equivalent oz ("AgEq") is calculated using an 80:1 silver:gold ratio

(2) All-In Sustaining ("AIS") Cash Costs and Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but dos not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs and EBITDA are provided to investors and used by management as a measure of the Company's operating performance.  See the Company's Management's Discussion and Analysis "Non-IFRS Measures" section for the year ended December 31, 2021 filed at www.sedar.com for further information.

For 2021, the executive team achieved a Percent Target Award Level of 87.5% (as indicated in the table above).  For both the corporate and individual goals, stretch factors were achieved for improved mine reportable incident rate and the production target.  The reportable incident rate achievement target was exceeded by 40% and production target was exceeded by 24%. The Compensation Committee provided specific individual goals and targets with weightings for 2021 and assessed individual performance of the executive team compared to their respective specific targets resulting in the following Individual Performance Factors:

Position	Individual Performance Factor	Weighting Corporate/Individual
CEO	NA	100/0
CFO	100%	80/20
COO	115%	80/20
VP Operations	80%	60/40
VP Exploration	100%	60/40

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INDIVIDUAL	WEIGHTING	TARGET	ACHIEVEMENT
Chief Financial Officer	25.0%	Meet budgeted EBITDA per share	25.0%
	25.0%	Complete equity financing	25.0%
	25.0%	Significant acquisition / divestiture	25.0%
	20.0%	Ensure no material weakness in internal controls	20.0%
	5.0%	Ensure value added tax collections are up to date	5.0%
Chief Operating Officer	15.0% 20.0%	Improve mine reportable incident rate Produce 6.7 million silver equivalent oz	30.0% 40.0%
	20.0%	$87.00 direct cost per tonne (excluding royalties)	0.0%
	10.0%	Complete equity financing	10.0%
	25.0%	Advance Terronera development on budget and timeline	25.0%
	10.0%	Significant acquisition	10.0%
VP Operations	15.0%	No fatalities	0.0%
	10.0%	Improve mine reportable incident rate	20.0%
	25.0% 15.0%	Produce 6.7 million silver equivalent oz Meet development meter targets	50.0% 0.0%
	10.0%	All-in sustaining costs less than $20	10.0%
	25.0%	$87.00 direct cost per tonne (excluding royalties)	0.0%
VP Exploration	60.0%	Grow silver equivalent resources at greenfield projects	60.0%
	30.0%	Replace silver equivalent resources at operations	30.0%
	10.0%	Advance Terronera development on budget and timeline	10.0%

Executive Compensation Clawback Policy

In 2016, the Board adopted a clawback policy for executive compensation.  Should the Company's reported financial or operating results be subject to a material negative restatement as the result of fraud, intentional misconduct, or gross negligence of an executive officer, the Company has the right to recover from such executive officer an amount corresponding to any incentive award or portion thereof (including any cash bonus or equity-based award) that the Company determines would not have been granted, vested, or paid had the Company's results as originally reported been equal to the Company's results as subsequently restated. The Company will apply a three-year lookback period from the date of any such material negative restatement. Subject to applicable law, the Company has the right to recover such amount by requiring the executive officer to re-pay such amount to the Company by direct payment to the Company or such other means or combination of means as the Company determines to be appropriate.

If the Company determines to seek a recovery pursuant to the clawback policy, it shall make a written demand for repayment from the executive officer and, if such person does not, within a reasonable period of time following such demand, tender repayment in response to such demand, and the Company determines that the executive officer is unlikely to do so, the Company may seek a court order against the executive officer for such repayment.

The Company may not seek recovery to the extent it determines (i) that to do so would not be cost effective or (ii) that it would be better for the Company not to do so. In making such determination, the Company shall take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in the event of fraud or intentional illegal conduct, and (D) any pending legal proceeding relating to such fraud or intentional illegal conduct.

The clawback policy applies to any incentive compensation for years commencing with the Company's 2016 financial year.

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Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the "Stock Option Plan").  The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual.  The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company's performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors.  The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management's recommendations and who, once satisfied, provide their recommendation to the Board of Directors.  The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company.  Previous option grants to an optionee are not taken into account when considering new option grants to the optionee.  The Compensation Committee's recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year.  The stock options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

Willis Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company's NEOs, including LTI compensation.  It was recommended that LTI compensation be targeted as a percentage of Total Base Salary, which includes base salary. The LTI compensation for 2021 and 2022 has been targeted as follows:

Position	2021 Target LTI Compensation (% of Base Salary)	2022 Target LTI Compensation (% of Base Salary)
CEO	165%	165%
CFO	150%	150%
COO	150%	150%
VP Operations	125%	125%
VP Exploration	125%	125%

The Stock Option Plan presently includes the following provisions following amendments to the Stock Option Plan in an Amendment No. 5 to the Stock Option Plan that was approved by the Board on March 23, 2021 and by the shareholders of the Company on May 12, 2021:

  The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company.  Options are issued at the discretion of a committee of the Company's Board of Directors, which is presently the Compensation Committee.
  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 5% of the issued and outstanding Common Shares at any time and from time to time.
  The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).
  The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).
  The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).
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  The number of Common Shares that are issuable to non-employee or non-executive directors (collectively, "non-employee directors") under the Stock Option Plan and any other equity compensation plan of the Company shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) U.S.$150,000 worth of Common Shares annually per director, of which no more than U.S.$100,000 may be in the form of options.
  The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the "Market Price" of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.
  An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the "Right") when entitled to exercise an option.  The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price.  The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.
  Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis. The automatic acceleration of vesting upon a change of control would occur only if the Stock Option Plan is not continued by the successor entity. If the Stock Option Plan is continued, then accelerated vesting would only occur if the participant is "terminated without cause" within six months from the date of the change of control.
  Options may be granted for a term not exceeding 10 years.
  An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories.  The Compensation Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan.  A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.
  An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.
  In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee's personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).
  The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan or any option subject to the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

The Stock Option Plan includes a "U.S. Addendum" to the Stock Option Plan in order for the Stock Option Plan to permit the award to U.S. taxpayers of Options that can be either non-qualified stock options that do not meet the requirements of Section 422 of the United States Internal Revenue Code ("Nonqualified Options") or incentive stock options ("ISOs") that are qualified under Section 422 of the United States Internal Revenue Code (provided that the number of Common Shares available for granting ISOs under the Plan may not exceed 4,000,000).  ISOs allow more favorable U.S. federal income tax treatment, in some circumstances, for participants in the Stock Option Plan who are subject to United States federal income tax. However, the Company may not be entitled to a compensation expense deduction when ISOs are exercised for purposes of the Company's United States corporate income taxes.  The Stock Option Plan does not require that options awarded to United States participants in the Stock Option Plan be ISOs; the Company has discretion to award either ISOs or Nonqualified Options.

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The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan at the annual general meeting held on May 12, 2021 by approving the unallocated options that may be grantable under the Stock Option Plan and, accordingly, the next shareholder reconfirmation must be obtained by May 12, 2024 or such later date permitted by the TSX.

As at December 31, 2021, the Stock Option Plan authorized the issuance of 5% of the then issued and outstanding Common Shares (being a total of 8,526,865 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2021, based on there being outstanding options to purchase a total of 3,848,200 Common Shares (representing approximately 2.3% of the then outstanding Common Shares), 4,678,665 additional Common Shares (representing approximately 2.7% of the then outstanding Common Shares) were then available for future option grants under the Stock Option Plan.

Performance Share Unit Plan

From 2015 until the Company's adoption of a new Equity-Based Share Unit Plan (the "Share Unit Plan") effective March 23, 2021, the Company had a Performance Share Unit Plan, as amended ("PSU Plan"), under which is granted performance share units ("Old PSUs"). The purposes of the PSU Plan were to assist the Company in attracting, retaining and motivating employees and officers and to more fully align their economic interests with those of the shareholders of the Company.

The PSU Plan included the following provisions:

  The Board could grant Old PSUs to employees or officers of the Company or a related entity of the Company. An Old PSU was a bookkeeping entry, denominated in Common Shares (generally on a one-for-one basis), that was credited to the Old PSU account of a participant under the PSU Plan.
  The maximum number of Common Shares which could be issued under the PSU Plan was 2,000,000 Common Shares, subject to adjustments as provided for in the PSU Plan.
  No more than 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis), could be issuable to insiders of the Company at any time through the PSU Plan and any other security based compensation arrangement (including the Stock Option Plan).
  Within any one-year period, no more than 10% of the issued and outstanding Common Shares (on a non-diluted basis) could be issued to insiders of the Company through the PSU Plan and any other security based compensation arrangement of the Company (including the Stock Option Plan).
  Unless otherwise specified by the Board, Old PSUs granted were subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period could not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such Old PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive Common Shares or the amount payable in cash on redemption of vested Old PSUs.
  All vested Old PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the Old PSU and, except as described below, the participant's employment has not been terminated.
  Old PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and, except as described below, the holder's employment has not been terminated prior to the expiry of the performance period.
  Vested Old PSUs are redeemable, at the election of the Board in its discretion, for Common Shares (generally on a one-for-one basis), a cash payment equal to the market value of a Common Share (generally on a one-for-one basis) as of the redemption date or a combination of cash or Common Shares. Market value of the Common Shares will be generally be the closing price of Common Shares on the TSX on the trading day immediately before the redemption date.
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  If an Old PSU is to be redeemed during, or within two trading days after, a trading blackout period imposed by the Company, the Old PSU shall be redeemed two trading days after the blackout period is lifted by the Company.
  If and when cash dividends are paid on Common Shares, additional Old PSUs will be credited to the participant's Old PSU account. The number of such additional Old PSUs will be determined by dividing the cash dividends that would have been paid to such participant if the Old PSUs held in the participant's Old PSU account were Common Shares as of the record date by the market value on the trading day after the record date.
  Old PSUs cannot be assigned or transferred to another person other than by will or by law if the Old PSU holder dies.
  If employment is terminated for any reason prior to the expiry of the performance period, all outstanding Old PSUs whether vested or not shall be forfeited and cancelled, except that in certain circumstances after a change of control or employment is terminated as a result of disability or the participant's death, the participant would continue to be entitled to payment on the date of termination of any Old PSUs that are vested on the termination date and any Old PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period would be deemed to have vested on the termination date and the participant would be entitled to payment of such Old PSUs and the redemption date would be the date of termination.  In addition, if the participant's employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of Old PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.
  Any changes to the PSU Plan required approval of the shareholders of the Company, except that no shareholder approval was required for certain changes, such as changing the termination provisions of an Old PSU or PSU Plan as long as it did not extend beyond the original expiry date, making housekeeping changes such as correcting errors or clarifying ambiguities, or updating the PSU Plan to reflect changes in governing laws or stock exchange requirements.
  The Board could (without shareholder approval) adjust or terminate any outstanding Old PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of Old PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.
  The termination of the PSU Plan would not affect any Old PSUs granted under the PSU Plan prior to the termination.

The Compensation Committee had recommended a minimum 25% of the long-term incentives be earned through Old PSU grants effective January 1, 2017 and for the currency of the PSU Plan.

In 2021, 322,000 PSUs were granted by the Company under the PSU Plan as part of management's long-term incentive.  The performance measure adopted for this award was based on the Company's TSR at the end of a three-year period relative to the Company's TSR peer group.

As at December 31, 2021, out of the 2,000,000 Common Shares issuable under the PSU Plan, the total number of Common Shares issued or earned under the PSU Plan and settled in Common Shares was 573,165 and the total number of Common Shares underlying outstanding unvested Old PSUs granted under the PSU Plan was 1,639,000 (representing 0.84% of the then issued and outstanding Common Shares).  Upon the Company's adoption of the Share Unit Plan effective March 23, 2021, the PSU Plan was phased out and no further awards of Old PSUs were to be granted under the PSU Plan.

Equity-Based Share Unit Plan

On March 23, 2021, the Board approved the Share Unit Plan for the Company which was then approved by the shareholders of the Company on May 12, 2021. Upon the implementation of the Share Unit Plan, the Company's existing PSU Plan and DSU Plan were phased out and no new awards of share units were to be granted under those plans, respectively. The Share Unit Plan provides participants with the opportunity through share units ("SUs"), including restricted share units and performance share units, and through deferred share units ("DSUs") to acquire an ownership interest in the Company.

The Share Unit Plan authorizes the Board to grant SUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, but not to its directors who are employees or executive officers of the Company. SUs will be subject to any combination of time-based vesting or performance-based vesting conditions as the Board shall determine from time to time. The Board may modify performance goals relating to any SU as necessary to align them with the Company's corporate objectives if there are subsequent changes in the Company's business, operations or capital or corporate structure.

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The Share Unit Plan also authorizes the Board to grant DSUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, as well as to its non-employee directors. DSUs may be subject to time-based vesting as the Board shall determine from time to time. DSUs will become payable at the time of an eligible participant's termination of office or employment with the Company.

SUs and DSUs do not require the payment of any monetary consideration to the Company. Instead, SUs and DSUs represent the right to receive Common Shares, or a payment representing the value of the Common Shares, or a combination thereof following the attainment of vesting criteria determined at the time of the award and, in the case of DSUs, an eligible participant's termination of office or employment with the Company.

The key terms of the Share Unit Plan include the following:

  The Share Unit Plan will be administered by the Board or by a delegated committee of the Board (collectively, the "Board" for the purposes of this summary of the Share Unit Plan).
  The maximum number of Common Shares that are issuable to settle SUs and DSUs under the Share Unit Plan shall not exceed 1.5% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.
  The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company (including the Stock Option Plan) cannot exceed 10% of the issued and outstanding Common Shares.
  The aggregate number of Common Shares that may be issued to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Common Shares.
  The aggregate number of Common Shares reserved for issuance to any one person under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).
  The number of Common Shares that are issuable to non-employee directors of the Company under the Share Unit Plan and any other equity compensation plan of the Company, excluding Common shares underlying DSUs issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) U.S.$150,000 worth of Common Shares annually per Participant who is a non-employee director, including other equity awards granted under any of the Company's other equity-based compensation plans.
  The initial value of a SU or New DSU will be equal to the "Market Price" of a Common Share as at the date of grant of the SU or New DSU. "Market Price" with respect to a Common Share on any date for the purposes of the Share Unit Plan is the volume weighted average trading price of the Common Shares for the five preceding trading days on TSX (or on NYSE if the Shares are not listed and posted for trading on TSX).
  No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.
  No DSUs may be redeemed prior to the participant's termination nor after December 31st of the year following the year of such termination.
  Unless otherwise set forth in an award agreement, the Board may specify whether vested SUs or DSUs are to be settled pursuant to the share settlement and/or cash settlement procedures, with the default being share settlement if no settlement method has been so specified. If cash settlement is specified, the Company may either (a) pay the applicable cash amount from its treasury to the eligible participant or (b) issue that number of vested Common Shares to which the eligible participant is entitled to the order of a licensed securities broker who would then sell such Common Shares in the public market and deliver the net proceeds thereof to the eligible participant. If share settlement is elected, the Company will cause the vested Common Shares to be issued in certificated form to the eligible participant.
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  If any settlement date for SUs or DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.
  Unless otherwise determined by the Board, for retainer fees payable to non-employee directors, such director may elect to receive all or part of retainer fees in the form of DSUs by timely providing an election notice to the Company in accordance with the Share Unit Plan, specifying the percentage of retainer fees in respect of which the director elects to receive DSUs. Where the director has elected to receive such Deferred Fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.
  Unless otherwise determined by the Board, SUs and DSUs will be credited with dividend equivalents in the form of additional SUs and DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or DSUs to which they relate.
  A participant under the Share Unit Plan may not sell, assign or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.
  In the event of a "Change in Control" (as defined in the Share Unit Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity ("Alternative Award"), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control, as defined in the Share Unit Plan. In the event that the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control ("CIC Date") to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved at the greater of (i) the target level of achievement and (ii) the actual level of achievement as determined by the Board, acting reasonably, and to become payable as at such CIC Date.
  If the Company terminates a participant's employment for reasons other than for cause or a participant submits a "Resignation for Good Reason" (as defined in the Share Unit Plan) within 12 calendar months after a Change in Control: (a) each vested and exercisable award or Alternative Award then held by the participant shall remain exercisable for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested and non-exercisable award or Alternative Award then held by the participant shall become exercisable upon such termination or such resignation and shall remain exercisable for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire.  In such event, the applicable timing of settlement of SUs and DSUs will be as set forth in the Share Unit Plan.
  Shareholder approval shall be required for any amendment that:

(a) removes or exceeds the limits under the Share Unit Plan on participation by insiders,

(b) increases the maximum number of Common Shares issuable under the Share Unit Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,

(c) amends the Share Unit Plan so as to permit grants of SUs to non-employee directors or amendments that increase limits previously imposed on non-employee director participation,

(d) allows for the transfer or assignment of awards other than as provided in the Share Unit Plan,

(e) amends the amendment provisions of the Share Unit Plan or

(f) otherwise requires shareholder approval under the rules of the TSX or NYSE, as applicable.

  Subject to the foregoing, the Board may, without shareholder approval, amend or suspend any provision of the Share Unit Plan, or terminate the Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. The Board may make the following types of amendments without seeking Shareholder approval:

(a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Share Unit Plan or to correct or supplement any provision of the Share Unit Plan that is inconsistent with any other provision of the Share Unit Plan,

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE),

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 21

(c) changes to the vesting provisions or other restrictions applicable to any award, award agreement or the Share Unit Plan,

(d) changes to the provisions of the Share Unit Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,

(e) the cancellation of an award,

(f) amendments necessary to suspend or terminate the Share Unit Plan, or

(g) any other amendment to the Share Unit Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE.

  Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon "Termination" (as defined under the Share Unit Plan), SUs and DSUs will be treated as follows:

(a) if the participant's employment or service with the Company ceases by reason of a "Termination for Cause" (as defined in the Share Unit Plan), all previously credited SUs or DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

(b) if the participant's employment or service with the Company ceases by reason of the death, "Disability", "Retirement", voluntary resignation or "Termination without Cause" (capitalized terms as defined in the Share Unit Plan), all previously credited and unvested SUs or DSUs shall be terminated and forfeited immediately as of the date of any such event. All vested SUs or DSUs shall be settled according to the settlement methods provided in the Share Unit Plan.

Further to the above-mentioned policies of the TSX regarding security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder, the Company must obtain reconfirmation of the Share Unit Plan by obtaining further shareholder approval of the grant of unallocated awards under the Share Unit Plan by May 12, 2024 or such later date as may be permitted by the TSX.

From the effectiveness of the Share Unit Plan to December 31, 2021, the Company did not grant any awards of SUs or DSUs under the Share Unit Plan.

As at December 31, 2021, the Share Unit Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares (being a total of 2,558,059 Common Shares as at that date), all of which were available for future awards of SUs and DSUs under the Share Unit Plan.

Annual Burn Rate

The burn rate is the number of securities granted annually under each of the Company's security-based compensation arrangements, expressed as a percentage of the total number of Common Shares outstanding.

The Old PSUs issued under the PSU Plan during 2019, 2020 and 2021 are subject to a performance payout multiplier between 0% and 200%.  The performance payout multiplier is based on the Company's TSR at the end of a three-year period relative to the Company's TSR peer group.  For purposes of the table below, the performance multiplier is assumed to be 100%.

Plan Name	2019	2020	2021
Stock Option Plan - Stock Options	1.30%	1.65%	0.49%
Performance Share Unit Plan - Old PSUs	0.45%	0.58%	0.19%
Share Unit Plan - SUs and DSUs	0.00%	0.00%	0.00%
Total Annual Burn Rate	1.74%	2.23%	0.68%

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 22

Compensation Governance

The Compensation Committee is comprised of four independent directors, Ricardo Campoy (Chair), Geoffrey Handley, Mario Szotlender and Kenneth Pickering.  Messrs. Campoy, Handley, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company's executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company's compensation policies or practices.  The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee's responsibilities, powers and operation are described in Appendix A - "Corporate Governance Disclosure" under the subheading, "Compensation".

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2017 at the opening of trading to December 31, 2021 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Equal Weight Global Gold Index.  Dollar amounts in the following graph refer to Canadian dollars (Cdn.$).

	Dec. 31/17 (Cdn.$)	Dec. 31/18 (Cdn.$)	Dec. 31/19 (Cdn.$)	Dec. 31/20 (Cdn.$)	Dec. 31/21 (Cdn.$)
Endeavour Silver Corp.	$63.58	$61.89	$65.89	$135.37	$112.63
S&P/TSX Composite Index	$109.10	$99.40	$122.14	$128.98	$161.34
S&P/TSX Equal Weight Global Gold Index	$100.17	$92.32	$137.48	$172.04	$150.23

The performance shown by this graph is reflected in the Company's executive compensation from 2017 to 2020 with a divergence in 2021. During the majority of this period, silver price was flat with the price increasing in the latter half of 2020, while the gold price increased significantly in 2019 and 2020 after consolidating for four years.  During 2021, silver and gold prices decreased from $26.49 and $1,891, respectively, at the opening of the year to $23.09 and $1,820, respectively, at the end of the year which negatively impacted the Company's share price.  The Company retains Willis Towers Watson, an external advisory firm, to benchmark management compensation resulting in adjustments to appropriately position executive compensation amongst its peers. The STIP balanced approach allows short-term incentive to expand and contract with short-term performance, while the ultimate value to be realized from the long-term incentives is directly linked to share price performance. The grant date value of long-term incentives as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs allowing contraction and expansion of compensation to correlate with share performance. The Company's share performance directly correlated with the fall in precious metal prices from 2013 to 2018, similarly management total compensation decreased until flattening in 2017 and 2018. The Company's operating performance had been the primary driver for the Company's share performance compared to the indexes and, despite improved silver and gold prices from 2017 through 2019, NEOs' total compensation decreased as a result of the STIP design.  For 2020 and 2021, there was an increase in the NEOs' compensation, primarily due to increased STIP, as a result of the improved operating performance of the Company during 2020 and 2021.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 23

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company's three financial years ended December 31, 2021 by the NEOs.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(2)	Long- term incentive plans
BRADFORD COOKE CEO / Executive Chairman(7)	2021 2020 2019	241,076(3 354,446(3) 334,116(3)	364,790(4) 383,312(4) 313,173(4)	361,714 310,829 311,784	114,005(5) 318,528(5) 90,380(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,081,585 1,367,115 1,049,453
DANIEL DICKSON CEO / CFO(8)	2021 2020 2019	329,974(3) 261,171(3) 246,191(3)	294,010(4) 241,781(4) 199,071(4)	291,530 195,990 196,533	222,261(5) 207,093(5) 62,678(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,137,775 906,035 704,473
CHRISTINE WEST CFO(9)	2021 2020 2019	210,318(3) 149,241(3) 140,680(3)	179,672(4) 115,976(4) 94,680(4)	178,158 94,167 94,627	124,817(5) 118,339(5) 28,354(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	692,965 477,723 358,341
DONALD GRAY COO(10)	2021 2020	339,025(3) 92,498(3)	250,452(4) Nil	251,040 122,572	230,801(5) 68,636(5)	Nil Nil	Nil Nil	(6) (6)	1,071,318 283,706
NICHOLAS SHAKESBY VP Operations	2021 2020 2019	327,059(3) 305,943(3) 298,694(3)	201,451(4) 233,918(4) 197,116(4)	202,452 191,397 191,681	148,357(5) 160,112(5) 47,113(5	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	879,319 891,370 734,604
LUIS CASTRO VP Exploration	2021 2020 2019	239,312(3) 223,861(3) 211,021(3)	152,449(4) 172,982(4) 143,234(4)	148,465 140,102 140,727	129,634(5) 107,925(5) 84,615(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	669,860 644,870 579,597

(1) The grant date fair value of each option granted during the years ended December 31, 2019, 2020 and 2021 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 64.58% (in 2019), 62.06% (in 2020) and 65.57% (in 2021); risk free interest rate of 1.75% (in 2019), 1.10% (in 2020) and 0.69% (in 2021); expected option life of 4 years (in 2019) and 4 years (in 2020) and 4 years (in 2021); and expected dividend rate of nil.  This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.  The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2) Comprised of performance bonuses earned during the indicated year and paid during and/or subsequent to the year end.

(3) Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7977 for 2021, Cdn.$1.00=U.S.$0.7462 for 2020, and Cdn.$1.00=U.S.$0.7536 for 2019. No compensation amounts received by Messrs. Cooke and Dickson relate to their director roles, as applicable.

(4) Amounts represent the grant date fair market value of Old PSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date of Cdn.$1.00=U.S.$0.7891 (based on the Cdn.$6.90 closing price of the Common Shares on TSX on that date) for 2021, Cdn.$1.00=U.S.$0.749 (based on the Cdn.$2.14 closing price of the Common Shares on TSX on that date) for 2020, and Cdn.$1.00=U.S.$0.7516 (based on the Cdn.$3.23 closing price of the Common Shares on TSX on that date) for 2019.

(5) Amount paid/earned in Cdn.$ and translated to U.S.$ at the exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$0.7786 for 2021, Cdn.$1.00=U.S.$0.7889 for 2020, and Cdn.$1.00=U.S.$0.7462 for 2019.

(6) Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either Cdn.$50,000 or 10% of the NEO's total salary for the financial year.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 24

(7) Mr. Cooke was CEO until May 12, 2021 when he became Executive Chairman.

(8) Mr. Dickson was CFO until May 12, 2021 when he became CEO.

(9) Ms. West became CFO on May 12, 2021. She was previously Vice President, Controller of the Company.

(10) Mr. Gray became COO on September 15, 2020.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as at December 31, 2021.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(7) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Bradford Cooke	270,000(3) 206,000(3) 257,000(3) 406,000(4) 134,000(6)	3.40 2.99 2.54 1.69 5.43	May 4, 2022 May 3, 2023 March 4, 2024 March 2, 2025 March 5, 2026	218,973 251,414 429,002 1,026,175 Nil	129,000(7) 195,000(8) 67,000(9)	543,418 821,446 282,240	N/A
Daniel Dickson	130,000(3) 162,000(3) 256,000(4) 108,000(6)	2.99 2.54 1.69 5.43	May 3, 2023 March 4, 2024 March 2, 2025 March 5, 2026	158,659 270,422 647,046 Nil	82,000(7) 123,000(8) 54,000(9)	345,428 518,143 227,477	N/A
Christine West	15,600(3) 49,200(4) 66,000(6)	2.54 1.69 5.43	March 4, 2024 March 2, 2025 March 5, 2026	26,041 124,354 Nil	39,000(7) 59,000(8) 33,000(9)	164,289 248,540 139,014	N/A
Donald Gray	60,000(5) 93,000(6)	4.41 5.43	September 15, 2025 March 5, 2026	Nil Nil	46,000(9)	193,777	N/A
Nicholas Shakesby	50,000(4) 60,000(6)	1.69 5.43	March 2, 2025 March 5, 2026	126,376 Nil	79,000(7) 119,000(8) 37,000(9)	332,791 501,292 155,864	N/A
Luis Castro	73,200(4) 55,000(6)	1.69 5.43	March 2, 2025 March 5, 2026	185,015 Nil	59,000(7) 88,000(8) 28,000(9)	248,540 370,704 117,951	N/A

(1) All option-based awards are made in Cdn.$.  The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2021 exchange rate of Cdn.$1.00=U.S.$0.7874.

(2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2021 (based on the Cdn.$5.35 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2021 exchange rate of Cdn.$1.00=U.S.$0.7874.

(3) Options are fully vested.

(4) As at December 31, 2021, 80% of these options had vested and an additional 20% would vest on March 2, 2022.

(5) As at December 31, 2021, 60% of these options had vested, and an additional 20% would vest on each of March 15, 2022 and September 15, 2022.

(6) As at December 31, 2021, 40% of these options had vested, and an additional 20% would vest on each of March 5, 2022, September 5, 2022 and March 5, 2023.

(7) Relates to Old PSUs, 100% of which vested on March 3, 2022.

(8) Relates to Old PSUs, 100% of which would vest on March 1, 2023.

(9) Relates to Old PSUs, 100% of which would vest on March 4, 2024

(10) The market value of the Old PSUs that have not vested is based on the market value of the Common Shares underlying the Old PSUs on December 31, 2021 (based on the Cdn.$5.35 closing price of the Common Shares on the TSX on that date) translated at the December 31, 2021 exchange rate of Cdn.$1.00=U.S.$0.7874.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 25

Incentive plan awards-value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2021.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
BRADFORD COOKE	772,519	1,268,831	114,005(3)
DANIEL DICKSON	487,114	807,438	222,261(3)
CHRISTINE WEST	234,162	380,649	124,817(3)
DONALD GRAY	25,037	Nil	230,801
NICHOLAS SHAKESBY	475,530	Nil	148,357(3)
LUIS CASTRO	348,290	576,741	129,634(3)

(1) All option-based awards are made in Cdn.$.  The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7977.

(2) All share-based awards related to Old PSUs and are made in Cdn.$.  The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7977.

(3) Amount paid/earned in Cdn.$ and translated to U.S.$ at the exchange rate of Cdn.$1.00=U.S.$0. 0.7786 in effect at the time awards were submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

During 2021, the Company had employment agreements or arrangements which included change of control provisions with each of the following NEOs (Daniel Dickson, Christine West, Donald Gray, Nicholas Shakesby and Luis Castro).  The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company.  The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2021, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$4,244,345 (U.S.$3,341,959).  The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2021.  Further details of the provisions for each NEO as at December 31, 2021 are described after the table.  Canadian dollar denominated amounts have been translated using the December 31, 2021 exchange rate of Cdn.$1.00=U.S.$0.7874.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 26

Name	Termination without Cause (Cdn.$)	Voluntary Resignation(1) (Cdn.$)	Change-in-Control(2) (Cdn.$)
DANIEL DICKSON	735,469	Nil	1,289,315
CHRISTINE WEST	460,313	Nil	829,544
DONALD GRAY	721,438	402,688	1,331,515
NICHOLAS SHAKESBY	395,548	Nil	442,856
LUIS CASTRO	316,500	Nil	351,115

(1) Contingent upon providing three months' notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.

(2) Payable in the event of termination within six months of a change in control.

During 2021, the Company had an employment agreement dated May 12, 2021 with Daniel Dickson (CEO) (the "CEO Agreement").  The CEO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of the CEO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months.  In the event of termination within 6 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding stock options would remain in good standing for 12 months.  The CEO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2021, the Company had an employment agreement dated May 12, 2021 with Christine West (CFO) (the "CFO Agreement").  The CFO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of the CFO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to her then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of her accrued vacation pay, and her then vested stock options would remain in good standing for 12 months.  In the event of termination within 6 months of a change in control, she would be entitled to receive an amount equal to twice of her then annual base salary, plus the cash equivalent of her accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of two years' vacation pay, and her outstanding stock options would remain in good standing for 12 months.  The CFO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2021, the Company had an employment agreement dated September 15, 2020 with Donald Gray (COO) (the "COO Agreement").  The COO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of the COO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months.  In the event of the COO's voluntary resignation with three month's notice, he would be entitled to receive an amount equal to three months of his then annual salary, plus the pro rata amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his outstanding stock options would remain in good standing for three months.  In the event of termination within 12 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous two years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding stock options would remain in good standing for 12 months.  The COO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 27

During 2021, the Company had an employment agreement dated October 15, 2018 with Nicholas Shakesby (VP Operations) and an employment agreement dated May 1, 2017 with Luis Castro (VP Exploration) (collectively, the "VP Agreements").  Each VP Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of each VP Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to one-half of his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for six months.  In the event of termination within six months of a change in control, he would be entitled to receive an amount equal to one-half of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of one year of vacation pay, and his outstanding stock options would remain in good standing for 6 months.  The VP Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

Director Compensation

Discussion of Directors' Compensation

Up until 2013, the non-employee directors of the Company were primarily compensated by way of directors' fees and stock options.  In 2013, deferred share units ("Old DSUs"), as described below, were granted to certain non-employee directors who elected to receive Old DSUs in lieu, in whole or part, of stock options and director's fees otherwise receivable.

Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the "DSU Plan") which has been phased out with the implementation of the Share Unit Plan in May 2021. The purposes of the DSU Plan were to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflected the responsibility, commitment and risk accompanying Board membership.

The Board could, at its complete discretion, award such number of Old DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company.  Unless otherwise determined by the Board, Old DSUs vested immediately and a director's entitlement to payment of such Old DSUs was not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

Old DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of Old DSUs, upon the occurrence of a change of control, all outstanding Old DSUs will become fully vested.

Retainer Fees

In December 2020, the Board determined that, effective January 1, 2021, meeting fees for Board and Board Committee meetings would be eliminated and the annual retainer for independent Board members was increased to Cdn.$55,000. An additional annual retainer is also payable to the Lead Independent Director and Chairman of each Committee of the Board. The fees are payable quarterly in cash or, if a director so elects, in equivalent value of DSUs or a combination of cash and DSUs, as at the grant date determined by the Board.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 28

2021 Director Compensation	Cdn.$
Independent Board Member	55,000	Annual Retainer
Additional Retainer for Lead Independent Director	25,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	10,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	7,500	Annual Retainer

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options and deferred share units.

In support of the Company's goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company's directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at three times the directors' annual retainer. The directors must acquire at least Cdn.$165,000 in Common Shares and/or DSUs within five years of being elected.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2021.  For directors who are NEOs, see "Executive Compensation - Summary Compensation Table".

Name	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
MARGARET BECK	51,352	49,939	49,938	Nil	Nil	Nil	151,229
RICARDO CAMPOY	51,851	49,939	49,938	Nil	Nil	Nil	151,728
GEOFFREY HANDLEY	51,352	99,878	Nil	Nil	Nil	Nil	151,230
REX MCLENNAN	63,318	99,878	Nil	Nil	Nil	Nil	163,196
KENNETH PICKERING	49,857	99,878	Nil	Nil	Nil	Nil	149,735
MARIO SZOTLENDER	43,874	49,939	49,938	Nil	Nil	Nil	143,751

(1) Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7977.  All amounts were settled in cash.

(2) Amounts represent the grant date fair market value of Old DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. The accounting fair value is based on the total number of Old DSUs granted times the December 31, 2021 market price of the Common Shares (based on the Cdn.$ 5.35 closing price of the Common Shares on TSX on that date). The accounting fair values are $77,292 for Geoffrey Handley, Kenneth Pickering and Rex McLennan and $38,646 for Margaret Beck, Ricardo Campoy and Mario Szotlender, calculated in Cdn.$ and translated to U.S.$ based on the exchange rate of Cdn.$1.00=U.S.$0.7874 on December 31, 2021.

(3) The grant date fair value of each option granted during the year ended December 31, 2021 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 65.57%; risk free interest rate of 0.69%; expected option life of 4 years; and expected dividend rate of nil.  This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.  The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 29

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as at December 31, 2021.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(5) ($)
MARGARET BECK	18,500(5)	5.43	March 5, 2026	Nil	Nil	N/A	619,922
RICARDO CAMPOY	59,000(3) 63,000(3) 82,000(3) 18,500(5)	3.40 2.99 2.54 5.43	May 4, 2022 May 3, 2023 March 4, 2024 March 5, 2026	47,850 76,889 136,880 Nil	Nil	N/A	427,893
GEOFFREY HANDLEY	65,000(4)	1.69	March 2, 2025	164,289	Nil	N/A	1,282,978
REX MCLENNAN	59,000(3)	3.39	May 4, 2022	97,693	Nil	N/A	1,236,285
KENNETH PICKERING	39,000(4)	1.69	March 2, 2025	98,573	Nil	N/A	1,151,950
MARIO SZOTLENDER	29,500(3) 31,500(3) 82,000(3) 18,500(5)	3.40 2.99 2.54 5.43	May 4, 2022 May 3, 2023 March 4, 2024 March 5, 2026	23,925 38,444 136,880 Nil	Nil	N/A	962,706

(1) All option-based awards are made in Cdn.$.  The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2021 exchange rate of Cdn.$1.00=U.S.$0.7874.

(2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2021 (based on the Cdn.$5.35 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2021 exchange rate of Cdn.$1.00=U.S.$0.7874.

(3) Options are fully vested.

(4) As at December 31, 2021, 80% of these options had vested and an additional 20% would vest on March 2, 2022.

(5) As at December 31, 2021, 40% of these options had vested, and an additional 20% would vest on each of March 5, 2022, September 5, 2022 and March 5, 2023.

(6) Represents the value of outstanding Old DSUs, which were fully vested upon granting.  The value of Old DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2021 (based on the Cdn.$ 5.35 closing price of the Common Shares on TSX on that date translated at the December 31, 2021 exchange rate of Cdn.$1.00=U.S.$0.7874) times the number of Old DSUs outstanding.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 30

.

Incentive plan awards-value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are NEOs) on value of incentive awards vested or earned during the fiscal year ended December 31, 2021.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
MARGARET BECK	Nil	49,939	Nil
RICARDO CAMPOY	48,042	49,939	Nil
GEOFFREY HANDLEY	123,560	99,878	Nil
REX MCLENNAN	Nil	99,878	Nil
KENNETH PICKERING	99,554	99,878	Nil
MARIO SZOTLENDER	48,042	49,939	Nil

(1) All option-based awards are made in Cdn.$.  The value vested during the year has been translated at the yearly average exchange rate of Cdn.$1.00=U.S.$0.7977.

(2) Amounts represent the grant date fair market value of Old DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company.  All Old DSUs were fully vested upon granting.  The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date.  Does not include vested Old DSUs granted to settle directors' fees otherwise payable in cash.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2021.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)(1)	3,848,200	Cdn.$3.68	4,678,665
Equity compensation plans approved by securityholders (PSU Plan)(2)	1,639,000	N/A	Nil
Equity compensation plans approved by securityholders (Share Unit Plan) (3)	Nil	N/A	2,558,059
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,487,200		7,236,724

(1) As at December 31, 2021, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 5% of the issued and outstanding Common Shares (being 8,526,865 Common Shares as at December 31, 2021).

(2) As at December 31, 2021, the PSU Plan was phased out and no further Old PSUs were to be granted under the PSU Plan.  Vested Old PSUs are redeemable, at the election of the Board in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date or a combination of cash or Common Shares.  See "Compensation of Executive Officers and Directors - Executive Compensation - Performance Share Unit Plan."

(3) As at December 31, 2021, the total number of Common Shares that may be reserved and authorized for issuance pursuant to SUs and DSUs awarded under the Share Unit Plan was 1.5% of the issued and outstanding Common Shares (being 2,558,059 Common Shares as at December 31, 2021). As at that date, no SUs or DSUs were outstanding.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 31

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2021 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its financial year ended December 31, 2021 available on SEDAR and can be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to the CSA's National Instrument 52-110-Audit Committees, disclosure relating to the Company's Audit Committee is contained in Item 16.2 of the Company's Annual Information Form dated March 8, 2022 for the financial year ended December 31, 2021 filed on SEDAR on March 10, 2022.

DATED as of the 24th day of March, 2022.

BY ORDER OF THE BOARD

"Daniel Dickson"

DANIEL DICKSON

Director and CEO

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE 32

APPENDIX A

ENDEAVOUR SILVER CORP.

(the "Company")

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Margaret Beck Ricardo Campoy Geoff Handley (not standing for re-election) Amy Jacobsen Rex McLennan Kenneth Pickering Mario Szotlender
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke - Executive officer of the Company Daniel Dickson - Executive officer of the Company

Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent.  If the majority of directors or proposed directors are not independent, describe what the Board of Directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the nine current directors are independent. A majority of the eight persons nominated for election as directors at the Meeting will be independent.

If a director or proposed director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Bradford Cooke - Aztec Minerals Corp.
 Canagold Resources Ltd..
 Radius Gold Inc.

Kenneth Pickering - Northern Dynasty Minerals Ltd
 Taseko Mines Limited
 Teck Resources Limited

Mario Szotlender - Atico Mining Corporation
 Fortuna Silver Mines Inc.
 Radius Gold Inc.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The independent directors meet informally (without members of management) prior to or after regularly scheduled Board of Director meetings to discuss current matters.  In addition, during the course of a directors' meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Disclose whether or not the chair of the board is an independent director.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Bradford Cooke is the Executive Chairman of the Board and is not an independent director. Rex McLennan acts as Lead Director and is an independent director.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year

The attendance record of each current director for all Board meetings held in 2021 was as follows:

 Margaret Beck - 9 of 9 meetings
 Ricardo Campy - 9 of 9 meetings
 Bradford Cooke - 9 of 9 meetings
 Daniel Dickson(1) - 5 of 5 meetings*
 Geoffrey Handley - 9 of 9 meetings
 Rex McLennan - 9 of 9 meetings
 Kenneth Pickering - 9 of 9 meetings
 Mario Szotlender - 9 of 9 meetings

* Mr. Dickson became a director on May 12, 2021.

The attendance record of each current director member of the Audit Committee for meetings of that committee held in 2021 was as follows:

 Margaret Beck - 4 of 4 meetings

 Ricardo Campoy - 4 of 4 meetings
 Rex McLennan - 4 of 4 meetings
 Kenneth Pickering - 4 of 4 meetings

The attendance record of each current director member of the Corporate Governance and Nominating Committee for meetings of that committee held in 2021 was as follows:

 Margaret Beck - 3 of 3 meetings

 Geoffrey Handley - 3 of 3 meetings
 Rex McLennan - 3 of 3 meetings
 Kenneth Pickering - 3 of 3 meetings

The attendance record of each current director member of the Compensation Committee for meetings of that committee held in 2021 was as follows:

 Ricardo Campoy - 3 of 3 meetings
 Geoffrey Handley - 3 of 3 meetings
 Kenneth Pickering - 3 of 3 meetings
 Mario Szotlender - 3 of 3 meetings

The attendance record of each current director member of the Sustainability Committee for meetings of that committee held in 2021 was as follows:

 Rex McLennan - 5 of 5 meetings
 Kenneth Pickering - 5 of 5 meetings
 Mario Szotlender - 5 of 5 meetings

Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE A-1

DISCLOSURE REQUIREMENTS	COMMENTS
Board Mandate
Disclose the text of the board's written mandate

A copy of the full text of the Mandate of the Board of Directors of the Company (the "Board Mandate") can be viewed at www.sedar.com and on the Company's website at www.edrsilver.com and is incorporated by reference herein. The following is a brief summary of the Board Mandate and reference should be made to the full text of the Board Mandate.

The Board is responsible for the stewardship of the Company. The Board is responsible for overseeing the conduct of the business of the Company and supervising management who is responsible for managing the operations of the Company. In doing so, the directors must act honestly and in good faith with a view to the best interests of the Company.

The Board's mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board's objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

The Board Mandate outlines specific responsibilities of the Board in the following areas:

  Board organization and corporate governance
  Management, officer duties, and compensation
  Strategic planning
  Monitoring of financial performance and other financial matters, including financial statements, the Company's internal control and management information systems, expenditures and budgets, and material transactions
  Risk management
  Policies and procedures
  Communications and reporting

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE A-2

DISCLOSURE REQUIREMENTS	COMMENTS
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman and the Lead Director but has not yet developed written position descriptions for the chair of any Board committees.  The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO's role and responsibilities

The Board has developed a written position description for the CEO.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors; and

(ii) the nature and operation of the issuer's business

The Company's general education programs are overseen by the Corporate Governance and Nominating Committee.  See "Nomination of Directors" and "Other Board Committees" below for the responsibilities of the Corporate Governance and Nominating Committee.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Rex McLennan completed the ICD Director's Education Program in 2013 and earned the ICD.D designation in June 2013.

Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.

The Board has adopted a written Code of Business and Ethics (the "Code of Conduct") for the directors, officers and employees of the Company, as well as all business partners (i.e. suppliers, contractors or anyone that engages in a business relationship with the Company).  A copy of the Code of Conduct is available on SEDAR at www.sedar.com and on the Company's website at www.edrsilver.com.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company.  Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.  All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE A-3

DISCLOSURE REQUIREMENTS	COMMENTS
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct

The Company's Code of Conduct provides that employees/business partners are encouraged to report violations of laws, rules, regulations or the Code of Conduct. Retaliatory action against any employee who, in good faith, reports a possible violation is prohibited. Reporting of any illegal or unethical behaviour may be pursuant to the Company's Whistleblower Policy that addresses any issues related to illegal or fraudulent activities or to the Company's Internal Grievance Mechanism that addresses any violation to the Code of Conduct or any unethical behaviour from employees or business partners.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company's director nomination program is overseen by the Corporate Governance and Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Corporate Governance and Nominating Committee is composed entirely of independent directors.  Current members of the Corporate Governance and Nominating Committee are Rex McLennan (Chair) Geoffrey Handley, Mario Szotlender and Margaret Beck.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:

(a) In making its recommendations to the Board regarding director nominees, the Committee shall consider:

(i) the appropriate size of the Board, with a view to facilitating effective decision-making by the Board,

(ii) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,

(iii) the competencies and skills that the Board considers each existing director to possess, and having regard to the personality and other qualities of each director, as such may contribute to the boardroom dynamic,

(iv) the competencies and skills each new nominee will bring to the Board, and

(v) whether or not each new nominee can devote sufficient time and resources to the nominee's duties as a director of the Company.

(b) The Corporate Governance and Nominating Committee shall develop qualification criteria for Board members for recommendation to the Board.  In conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any "lead director" of the Board), the Committee shall recommend Board members to the various committees of the Board.

(c) The Corporate Governance and Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm's fees and other retention terms.  The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.

(d) The Corporate Governance and Nominating Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

(e) Notwithstanding the provisions of the Charter, if the Company is legally required by contract or otherwise to provide third parties with the right to nominate directors to the Board, the selection and nomination of those directors need not involve the approval of the Corporate Governance and Nominating Committee.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE A-4

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.
Director Term Limits

Other Mechanisms for Board Renewal
Age Limit
Tenure Limit

No
No
N/A
The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so for a variety of reasons. The Company makes long-term investments in mining projects and the Board believes that the ongoing industry experience and the corporate memory and perspective of long-serving directors with the Company gained through multiple commodity price cycles as they affect the Company is of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the Committee believes that other policies of the Board, including the Board and director self-assessment process, provide effective mechanisms to promote periodic Board renewal.
Compensation
Describe the process by which the board determines compensation for the issuer's directors and officers	The Company's executive compensation program is overseen by the Compensation Committee.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation	The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Ricardo Campoy (Chair), Geoffrey Handley, Kenneth Pickering and Mario Szotlender. The independent members do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a committee meeting, if a matter is more effectively dealt with without the presence of members of management, the Compensation Committee members ask members of management to leave the meeting, and the independent members then meet in camera.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:
  Review and assess the adequacy of the Charter annually;
  Review the adequacy and form of compensation of senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;
  Review and recommend to the Board of Directors for approval policies relating to compensation of the Company's senior management and directors;
  Review the performance of the Company's senior management and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's senior management;
  Review and approve the corporate goals and objectives relevant to the compensation of the CEO, the COO and CFO and other officers, evaluate their performance in light of these goals and objectives, and set their compensation based on this evaluation;
  Review and make recommendations to the Board with respect to pension, stock option and other incentive plans for the benefit of senior management;
  Oversee the administration of the Company's long-term incentive plans;
  Review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of compensation to be paid to members of the Board and the Board committees;
  Review the design and competitiveness of the Company's compensation and benefit programs generally;
  Report to the Board of Directors on all matters reviewed and recommendations made by the Compensation Committee;
  Review and pre-approve the Company's executive compensation disclosure; and
  Follow the process established by it for all committees of the Board for assessing the performance of the Committee.
The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE A-5

DISCLOSURE REQUIREMENTS	COMMENTS
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Corporate Governance

In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:

(a) The Committee shall review and reassess at least annually the adequacy of the Company's corporate governance procedures and recommend any proposed changes to the Board for approval.  The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

(b) Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.

(c) The Committee may form and delegate authority to subcommittees when appropriate.

(d) The Committee shall review and recommend changes to the Board of the Company's Code of Conduct, and shall consider any requests for waivers from the Company's Code of Conduct.  The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

(e) The Committee shall review annually or more often if appropriate: (i) Committee members' qualifications and requirements, (ii) Committee structure (including authority to delegate) and (iii) Committee performance (including reporting to the Board).  The Committee shall make recommendations to the Board, as appropriate based on its review.

(f) The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board's performance, which will be discussed with the full Board following the end of each fiscal year.

Sustainability

The Company also has a standing Sustainability Committee. The Sustainability Committee is to be composed of at least three directors, the majority of whom must be independent directors and at least one of whom should have a broad understanding of applicable legislative obligations in relation to occupational health, safety and environmental sustainability ("HSE") matters.  Current members of the Sustainability Committee are Kenneth Pickering (Chair), Rex McLennan and Mario Szotlender.  The Sustainability Committee was constituted to assist the Board in fulfilling and discharging its HSE roles and obligations.  The Sustainability Committee is to provide oversight of HSE core values of the Company and encourage a culture that recognizes these values and takes responsibility for the development, approval and implementation of polices, standards, systems and responsible HSE work practices in all its activities that affect employees, contractors and stakeholders. The mandate of the Sustainability Committee includes the following:

(a) Provide management oversight in its administration of policies and procedures with respect to HSE matters having regard to regulatory requirements and the objectives of the Company, as applicable, and, when appropriate, provide recommendations to executive management on how to enhance the policies as regulations and objectives change;

(b) Provide management oversight in its collection and assessment of lost time data and other statistical measures, rehabilitation status, incident reporting, energy use and intensity, audit outcomes and other performance indicators across the Company;

(c) Provide management oversight in its assessment on the impact of current and developing HSE laws, regulations and treaties affecting the Company;

(d) Provide management oversight over the annual HSE report and/or audit plan and review any significant issues that arise from these audits;

(e) Review and assess executive management's performance against HSE objectives and targets, as may be recommended by the Committee and approved by the Board;

(f) Provide management oversight over the performance and management's assessment of its HSE management system and its suitability to current and future Company requirements;

(g) If deemed necessary and appropriate by the Committee, make periodic visits to the Company's operations to observe HSE procedures in practice;

(h) Provide management oversight over the Company's HSE crisis management plan;

(i) Promote management commitment to continuous improvement in HSE performance at all levels of the Company;

(j) Oversee participation of executive management in the investigation and review of serious HSE incidents involving the Company;

(k) Provide management oversight over significant HSE incidents, with access to legal counsel to discuss legal exposures and ramifications associated with each such incident, and to seek legal advice with regard to the handling of the incident and to prepare for expected litigation, if necessary;

(l) Monitor current, pending or threatened legal action by or against the Company relating to HSE issues; and

(m) Provide management oversight in its review and identification of risks related to HSE matters and adoption of programs to reduce risks.

ENDEAVOUR SILVER CORP. NOTICE OF MEETING AND INFORMATION CIRCULAR	PAGE A-6

DISCLOSURE REQUIREMENTS	COMMENTS
Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors.  The assessment is conducted through formal, written questionnaires to each director.  The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

Gender Diversity

Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Board has adopted a Diversity Policy which promotes diversity generally in the workplace by respecting and appreciating differences in gender, age, ethnic origin, indigenous origin or heritage, language, religion, education, sexual orientation, political belief or physical attributes or other personal characteristics, but does not relate to the identification and nomination of women directors specifically. At the Company, all perspectives, experiences, cultures and essential differences that the Board, management and employees possess are respected and valued.

The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company's skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent.

Generally, the Company does not support the adoption of quotas to support its Diversity Policy. Employees, management and directors will be recruited and promoted based upon their qualifications, abilities and contributions.

The Board is committed to fostering a diverse workplace environment where:

• individual differences and opinions are heard and respected;

• employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

• inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board will proactively monitor Company performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by the Board and progress in achieving them.

The Board will consider diversity in the selection criteria of new Board members. The Board currently seeks to have at least 30% women directors on the Board by the2023 Annual General Meeting.

The percentage of independent Board members nominated for election at the 2022 Annual General Meeting exceeds 30%

The Company believes that its thoughtful succession planning process is working well and that all independent directors newly appointed over the past three years have been female.  Through the efforts of the Corporate Governance and Nominating Committee, Margaret Beck was identified and the Board approved her nomination for election as a director at the 2019 Annual General Meeting when Ms. Beck was first elected to the Board. Amy Jacobsen was identified by the Corporate Governance and Nominating Committee to be a second woman director for the Board and the Board appointed her as a director in January 2022.

In each Annual Report or Information Circular, the Company will disclose:

• the measurable initiatives for achieving diversity set by the Board in accordance with the Diversity Policy and the progress towards achieving them; and

• the proportion of women at the Company as employees, senior management and on the Board.

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DISCLOSURE REQUIREMENTS
COMMENTS
Consideration of the Representation of Women in the Director Identification and Selection Process- Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.
The Company does not generally support the adoption of quotas to support its Diversity Policy but does consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board.  Directors will be recruited and promoted based upon their qualifications, abilities and contributions.  The Board currently seeks to have at least 30% women directors on the Board, as mentioned above.
Consideration Given to the Representation of Women in Executive Officer Appointments -- Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.
The Company does not support the adoption of quotas to support its Diversity Policy and, therefore, does not generally consider the level of representation of women in executive officer positions when making executive officer appointments.  Executive officers will be recruited and promoted based upon their qualifications, abilities and contributions.  Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled. During 2021, one additional female senior officer was appointed
Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.
	Target		Specific date for achievement of target	Progress in achieving target
	Number	%
Board of Directors	N/A	30	2023 Annual General Meeting	22.2%
Executive Officer Positions	N/A	N/A	N/A	N/A

The Company has adopted a target (as defined) regarding women on its Board. The Board is seeking to have at least 30% woman directors, as mentioned above.
The Company has not adopted a target (as defined) regarding women in executive officer positions of the Company. Pursuant to the Diversity Policy, management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.
The Company seeks to achieve the target of 30% female directors by its 2023 Annual General Meeting. The Board and management will consider executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender as the Company generally does not support the adoption of quotas to support its Diversity Policy.
As mentioned above, through the efforts of the Corporate Governance and Nominating Committee, Margaret Beck and Amy Jacobsen were each identified as a director nominee.
The Company uses best practices to obtain sufficient applicants for open officer positions, including web postings on leading job sites, engaging search and recruitment firms and a number of other recruitment tools.

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DISCLOSURE REQUIREMENTS
COMMENTS
Number of Women on the Board and in Executive Officer Positions
(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women. .
2021
	Number	%
Women on Board of Directors(1)	1	11.11%
Women in Executive Officer Positions (2)	2	25%
Women employees(3)	185	14.7%
(1) On January 3, 2022, Amy Jacobsen was appointed to the Board bringing the current number and percentage of women on the Board to 2 and 22.22%, respectively.
(2) From December 31, 2020 to December 31, 2021, the percentage of women in executive officer positions increased from 12.5% to 25%
(3) From December 31, 2020 to December 31, 2021, the percentage of women employees increased from 12.7% to 14.7%.  The Company has set a 2024 target of 16% women in the workforce with 25% of women in leadership positions.  These targets align with mining industry 2021 representation averages, as reported by the Mexican Mining Chamber (CAMIMEX)

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APPENDIX B BOARD OF DIRECTORS
Margaret Beck Independent Director; Audit Committee Chair

Margaret Beck is a highly regarded Executive Committee member and Finance Senior Executive with over 30 years in the mining business. Primarily, Margaret ascended the ranks with global conglomerate BHP at different levels of the organization, including executive, regional and operational levels across four countries. Margaret started her career as a graduate at BHP in San Francisco working in the finance team and moved her way up to various VP Finance roles, leading the finance teams in Base Metals, Exploration, Iron Ore and, most recently, for the Minerals Australia Division. She held the VP roles in Chile, Singapore and Australia. During her time at BHP, she consistently delivered financial excellence influencing key decisions regarding investments for the business, including major capital project approvals, business-wide strategy and the end-to-end planning framework. She also maintained relationships with key stakeholders including financial institutions, joint venture partners and governments, and oversaw the reporting processes. Margaret led the team that won the CFO Award for Excellence in Financial Reporting in BHP Billiton in 2009 and again in 2011. She also acted as President of the global minerals exploration business for BHP Billiton in 2013.

Margaret holds a Bachelor of Science in Business Administration, Accounting from the University of Arizona, Tucson and speaks intermediate Spanish. During her spare time, Margaret mentors men and woman interested in finance and leadership.

Ricardo Campoy Independent Director; Compensation Committee Chair

Ricardo Campoy is a mining engineer with a decades-long career in mining, merchant and investment banking, and financial advisory roles for resource companies, financial institutions and investment funds. Mr. Campoy is the Managing Director of the Minerals Capital and Advisory practice for Capstone Headwaters MB, a merchant bank. Previously, since mid-2006, he was in private practice as a financial advisor. From 2004 to 2006 he was Managing Director and Head of the Mining and Metals Group for WestLB in New York. Prior to 2004, Mr. Campoy held senior management positions with McFarland Dewey & Co. LLC, ING Capital, Swiss Bank, Elders Resources Finance Inc., European Banking Company and Continental Illinois Bank.

Before his banking career, Mr. Campoy worked in various engineering and supervisory production positions with Inspiration Copper Inc., Dravo Corporation, BCL Bamangwato Concessions Ltd. and AMAX Inc.

Mr. Campoy holds a B.Sc. in Mining Engineering from the Colorado School of Mines and a Masters of International Management (Finance) from the American Graduate School of International Management in Glendale, Arizona. In addition to the Company, Mr. Campoy has served on a number of mining company boards.

Bradford Cooke Executive Chairman of the Board

Bradford Cooke is a professional geologist and entrepreneur with 43 years of experience in the mining industry.  Mr. Cooke founded the Company in 2003.

Brad Cooke began his career as project geologist in 1976 managing mineral exploration programs for uranium, base metals and precious metals across Canada with Noranda Mines, Shell Minerals and Chevron Minerals. He later owned and operated Cooke Geological Consultants Ltd., discovering several high grade gold vein deposits for clients in British Columbia from 1983 to 1987. In 1988, Mr. Cooke launched Canagold Resources Ltd. (formerly Canarc Resource Corp)., a junior gold exploration and mining company focused on exploring and developing prospective gold properties in the Americas. Canagold Resources Ltd. successfully delineated a 1.15 million oz gold resource at its core asset, the New Polaris gold mine project in British Columbia.

Mr. Cooke received a B.Sc. Geology degree (Honours) from Queens University in 1976 and a M. Sc. Geology degree from the University of British Columbia in 1984.  He is a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, The Canadian Institute of Mining and Metallugy, The Prospectors and Developers Association of Canada, the Association of Mineral Exploration in BC, and Fellow of the Geological Association of Canada.

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Daniel Dickson Chief Executive Officer; Director

Dan Dickson was appointed as Chief Executive Officer in May 2021 and is responsible for the company's strategic direction, vision, growth and performance, with a focus on creating shareholder value.

In Dan's previous role as the Chief Financial Office of the Company, he was responsible for financial reporting, leading financing solutions, steering M&A, and overseeing the IT, legal and administration functions. He also has a solid track record in supporting and guiding the Company's executive board. Dan has been instrumental in building the Company's financial infrastructure as the company grew over the past 15 years from four employees to a team of more than 2,000.

Prior to joining the Company, Dan worked with KPMG LLP in the assurance group where he focused on publicly traded precious metals companies.

Dan holds a Bachelor of Commerce in Accounting from the University of British Columbia and is a member of the British Columbia Institute of Chartered Accountants (CPA, CA).

Amy Jacobsen Independent Director

Amy Jacobsen has over 30 years of diverse global experience and was recognized among the 100 Global Inspirational Women in Mining 2020. Her experience includes industrial minerals and fertilizers, base metals including copper, cobalt, zinc, and nickel, precious metals, and energy fuels such as coal, lignite and uranium.

Ms. Jacobsen started her career at Homestake and Hazen Research before moving to Stone and Webster Management Consultants. Most recently, she spent 14 years in various management positions at Behre Dolbear Group, including 3 years as chair of the board of directors from 2016 to 2019.  Ms. Jacobsen is currently the President of Windward Consulting as well as Adjunct Professor in the Professional Masters - Mining Engineering and Management degree program at the Colorado School of Mines.

Ms. Jacobsen graduated from the Colorado School of Mines with a B.S. in metallurgical engineering as well as a Master of Business Administration from the Executive MBA program at the University of Denver. She is a Qualified Professional in metallurgy through the Mining and Metallurgical Society of America, a registered Professional Engineer in the state of Colorado and an Associate Member of the International Institute of Mineral Appraisers. Ms. Jacobsen is the past president of the Mining and Metallurgical Society of America and past director of the Society for Mining, Metallurgy and Exploration.

Rex McLennan Independent Director; Corporate Governance and Nominating Committee Chair

Rex J. McLennan is an experienced corporate director and former senior executive, having served on many public and private company boards over the past 15 years.  His professional and executive career of over 30 years also included C-level executive positions serving as chief financial officer for Viterra, prior to its acquisition by Glencore in 2012, and Placer Dome, a global mining company acquired by Barrick Gold in 2006; with an earlier career in Imperial Oil, a major subsidiary of Exxon.  As an independent corporate director, he has chaired the audit committees of several publicly traded companies and currently serves as lead independent director for Endeavour Silver Corp where he chairs its corporate governance and nominating committee as well as serving on its audit and safety & sustainability committees. He is also a director of the First Circle Financial Group and a past director of Pinnacle Renewable Energy Inc, Boart Longyear Ltd, and the World Gold Council, London UK.

Mr. McLennan holds an MBA (Finance & Accounting) from McGill and BSc (Mathematics & Economics) from the University of British Columbia. He is a member of the Institute of Corporate Directors (Canada) having received his ICD.D designation in June 2013.

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Ken Pickering Independent Director; Sustainability Committee Chair

Ken Pickering is a professional engineer and mining executive with more than 45 years of experience working in the natural resource sector building and operating major mining operations in Canada, Chile, Australia, Peru and the US. Over his 40 year career with BHPBilliton, Mr. Pickering held positions of President of BHPB Copper, Vice President of BHP South America, President of Minera Escondida and General Manager of BHP Iron Ore (Australia).

Mr. Pickering was intimately involved in the planning, development and initial operation of the greenfields Escondida copper project and through several subsequent expansion phases that placed Escondida as the single largest copper mine in the world, producing 1.4 million tonnes of copper per year.

In addition to the Company, Mr. Pickering is a non-executive Director of Teck Resources Limited, Northern Dynasty Minerals Ltd., Taseko Mines and Chairman of Jetti Resources. He joined the Endeavour board in 2012.

Mario Szotlender Independent Director

Mario Szotlender is a financier and businessman with a Bachelor's degree in International Relations from the Universidad Central de Venezuela. He has successfully directed Latin American affairs for numerous private and public companies for over 25 years, specializing in developing new business opportunities and establishing relationships with the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was also President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

In addition to the Company, Mr. Szotlender is a director of Atico Mining Corporation, Fortuna Silver Mines Inc. and Radius Gold Inc.

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